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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                          For the month of October 2002

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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X              Form 40-F ______
                            ---

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes _____                   No  X
                                                   ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                                 CELESTICA INC.
                                    FORM 6-K
                              MONTH OF OCTOBER 2002

Filed with this Form 6-K is the following:

o Press Release, dated October 16, 2002, the text of which is attached hereto as
Exhibit 99.1 and is incorporated herein by reference, including Celestica Inc.'s third quarter 2002 consolidated financial information.

o Supplemental Information, the text of which is attached hereto as Exhibit
99.2 and is incorporated herein by reference.

o Management's Discussion and Analysis of Financial Conditions and Results of Operations for the nine months ended September 30, 2002, the text of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

o Consolidated Financial Statements of Celestica Inc. for the nine months ended September 30, 2002, the text of which is attached hereto as Exhibit
99.4 and is incorporated herein by reference.


EXHIBITS
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99.1  - Press Release, dated October 16, 2002
99.2  - Supplemental Information
99.3  - Management's Discussion and Analysis
99.4  - Consolidated Financial Statements
99.5  - Certification of Chief Executive Officer
99.6  - Certification of Chief Financial Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                    CELESTICA INC.



Date: October 18, 2002              BY: /s/ Elizabeth L. DelBianco
                                        ______________________________________
                                        Name:     Elizabeth L. DelBianco
                                        Title: Vice President & General Counsel

















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                                  EXHIBIT INDEX



Exhibit 99.1               Press Release, dated October 16, 2002
Exhibit 99.2               Supplemental Information
Exhibit 99.3               Management's Discussion and Analysis
Exhibit 99.4               Consolidated Financial Statements
Exhibit 99.5               Certification of Chief Executive Officer
Exhibit 99.6               Certification of Chief Financial Officer